SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Finance Prices International Offering of US$300 Million Additional Senior Secured Notes

São Paulo, May 6, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GLAI”), Brazil’s largest domestic airline, announces that its subsidiary GOL Finance, a public limited liability company (société anonyme) organized under the laws of Luxembourg (the “Issuer”), has priced a US$300.0 million reopening of its 8.00% senior secured notes due 2026 (the “additional notes”), as a further issuance of and to be consolidated and form a single fungible series with the Issuer’s US$200.0 million in aggregate principal amount of 8.00% senior secured notes due 2026 issued on December 23, 2020 (the “initial notes” and, together with the additional notes, the “notes”). The issue price of the additional notes is 100%, representing a 8% yield to maturity. Moody's assigned the notes a rating of B2.

Purchasers of the additional notes will be required to pay accrued interest from, and including, December 23, 2020 up to, but excluding, the date the additional notes are delivered, which we expect will be May 11, 2021.

The notes will mature on June 30, 2026, be callable by GLAI on and after December 24, 2022 and be secured by fiduciary assignments of (i) substantially all of GLAI’s intellectual property, including patents, trademarks, brand names and domain names, and (ii) aircraft spare parts located in Brazil.

The collateral securing the notes, together with certain other eligible collateral that may be added to the collateral package by GLAI, is available to serve as collateral for other GLAI issuances of secured indebtedness or secured exchangeable indebtedness under GLAI’s secured debt issuance program, which is designed to complement GLAI’s senior unsecured bond issuances and to make GLAI’s capital structure more efficient and diverse.

GLAI intends to use the proceeds from the offering of the additional notes for general corporate purposes, including liability management and opportunistic aircraft acquisitions.

The notes and related guarantees have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and they will only be offered or sold to (i) qualified institutional buyers (as defined in Rule 144A under the Securities Act) and (ii) outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Finance Prices International Offering of US$300 Million Additional Senior Secured Notes

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil’s largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil’s top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This press release contains forward-looking statements that are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer